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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   November 5, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

ROYAL STANDARD ANNOUNCES US$ 25 MILLION HIGH-YIELD BOND OFFERING

for immediate release

SPARKS, NEVADA, November 5, 2003, Royal Standard Minerals Inc.

Royal Standard Minerals Inc.(TSX.V "RSM" and OTCBB "RYSMF") a Nevada-based natural resource company, announces its intention to proceed with a private high-yield bond offering, whereby the coupon rate is under discussion with the private investors. The Company intends to raise up to US$25 million of debt, in order to effectively develop its existing gold-silver properties in Nevada. This offering is self underwritten by the Company and is driven to a large degree by current market demand and the advise of the Company’s financial advisors. This method of financing is considered to be advantageous both to the investor as a high interest yield instrument and the Company’s shareholders as a way to raise sufficient capital to advance its properties and minimize the effects of common stock dilution to its current shareholders.

The proceeds of the offering, if closed, will be employed to advance three of the Company’s 100% controlled projects in Nevada: its Gold Wedge property in Nye County, Nevada, its Pinon-Railroad Project located in Elko County, Nevada, and its Fondaway Canyon gold project in Churchill County, Nevada.

The first project, the Gold Wedge property in Nye County, Nevada, is currently fully permitted by the State of Nevada for a full mine and mill facility - a proposed 500 tons per day underground operation. Proceeds of the Offering are intended to be used, for the immediate construction of a 2,000 foot decline and bulk sampling program as a means to complete the mine feasibility study that will determine the feasibility of the final mine plan, complete the necessary metallurgical evaluations in anticipation of the construction of a proposed 500 tons per day (gravity) plant and other surface facilities on this property.

The second proposed use of proceeds is to continue with the current feasibility study on the Company’s Pinon-Railroad Project located in Elko County, Nevada which consists of approximately 16,000 acres on the southern portion of the Carlin Trend. The Company is currently carrying out metallurgical studies and a surface drilling program in connection with a proposed open pit heap leach operation involving three gold-silver deposits that occur within the property package. The Company plans to complete a draft of a development plan and the filing of the first draft mining permit application to Federal and State agencies for a 5,000 ton per day mine and heap leach facility before the end of 2003. The current program is intended to include the completion of the necessary drilling, environmental field studies, metallurgical work and facility location studies as soon as conditions permit.

The third proposed use of proceeds is the advancement of the Company’s Fondaway Canyon gold project in Churchill County, Nevada. The initial program is planned to include surface and underground drilling as a means to complete the mine feasibility that will determine the final mine plan and the necessary metallurgical analysis for the proposed development of a 500-1,000 tons per day underground mine on this project. The Company will begin the process of filing the necessary mining and surface use permits for a full mine and an onsite floatation mill from Federal and State agencies in 2004.

"Securing these proceeds is the next step in this Company’s evolution," noted Roland Larsen, CEO Royal Standard Minerals Inc. "In today’s environment, a high-yield debt offering provides the Company with the capital that is needed to execute its business plan and advance these properties to the next level and reduce the effect of dilution to the existing shareholders".

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com